Exhibit 99.2

Quarterhill Inc.

2017 Third Quarter

Unaudited Condensed Consolidated

Interim Financial Statements

FINANCIAL STATEMENTS

Condensed Consolidated Interim Statements of Operations

(In thousands of United States dollars, except share and per share amounts)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Revenues
License	$72,158	$16,569	$91,470	$62,690
Systems	6,759	-	9,826	-
Services	780	-	1,494	-
Recurring	6,200	-	9,296	-
	85,897	16,569	112,086	62,690
Cost of revenues (excluding depreciation and amortization)
License	9,864	5,398	23,706	19,661
Systems	4,740	-	6,638	-
Services	500	-	821	-
Recurring	3,321	-	4,175	-
	18,425	5,398	35,340	19,661
	67,472	11,171	76,746	43,029
Operating expenses
Selling, general and administrative expenses	6,501	1,800	13,117	6,986
Research and development expenses	1,492	-	2,160	-
Depreciation of property, plant and equipment (Note 8)	556	104	817	317
Amortization of intangibles (Note 9)	7,336	6,744	18,667	26,616
Loss on disposal of intangible (Note 9)	15,190	-	15,190	-
Special charges	218	-	1,512	-
	31,293	8,648	51,463	33,919
Results from operations	36,179	2,523	25,283	9,110

Finance income	(93)	(138)	(545)	(376)
Finance expense	970	-	984	-
Foreign exchange (gain) loss	239	78	(472)	(199)
Other expense (income)	(231)	-	(300)	-
Income before taxes	35,294	2,583	25,616	9,685

Current income tax expense (Note 17)	5,309	1,028	6,883	4,888
Deferred income tax expense (recovery) (Note 17)	3,774	898	(3,858)	2,372
Income tax expense	9,083	1,926	3,025	7,260

Net income	$26,211	$657	$22,591	$2,425

Net income per share (Note 15)
Basic	$0.22	$0.01	$0.19	$0.02
Diluted	$0.22	$0.01	$0.19	$0.02

Weighted average number of common shares (Note 15)
Basic	118,627,249	118,912,606	118,595,713	119,500,216
Diluted	118,627,249	118,912,606	118,595,713	119,500,216

See accompanying notes to these condensed consolidated interim financial statements

1

FINANCIAL STATEMENTS

Condensed Consolidated Interim Statements of Comprehensive Income

(In thousands of United States dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Net income	$26,211	$657	$22,591	$2,425
Other comprehensive income:
Foreign currency translation adjustment	3,209	-	3,742	-
Comprehensive income	$29,420	$657	$26,333	$2,425

See accompanying notes to these condensed consolidated interim financial statements

2

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Balance Sheets

(In thousands of United States dollars)(Unaudited)

As at	September 30, 2017	December 31, 2016
Current assets
Cash and cash equivalents	$35,817	$106,553
Short-term investments	1,242	1,154
Restricted short-term investments	3,500	-
Accounts receivable (net of allowance for doubtful accounts) (Note 19)	66,302	20,357
Other current assets	31	-
Unbilled revenue	5,653	-
Inventories (net of obsolescence) (Note 5)	5,938	-
Loan receivable (Note 7)	1,000	1,766
Prepaid expenses and deposits	4,081	1,293
	123,564	131,123
Non-current assets
Property, plant and equipment (Note 8)	3,911	1,240
Intangible assets (Note 9)	132,212	123,351
Investment in joint venture (Note 6)	3,325	-
Deferred income tax assets (Note 17)	18,246	14,646
Goodwill (Note 10)	42,673	12,623
	200,367	151,860
TOTAL ASSETS	$323,931	$282,983

Liabilities
Current liabilities
Bank indebtedness (Note 13)	$4,152	$-
Accounts payable and accrued liabilities (Note 12)	23,863	15,645
Income taxes payable (Note 17)	78	-
Current portion of patent finance obligation (Note 11)	5,422	10,372
Current portion of deferred revenue	6,644	-
Current portion of long-term debt (Note 14)	45
	40,204	26,017
Non-current liabilities
Contingent consideration (Note 3)	6,450	-
Patent finance obligation (Note 11)	-	12,775
Success fee obligation	-	47
Deferred revenue	523	-
Long-term debt (Note 14)	501	-
Deferred income tax liabilities (Note 17)	8,582	-
	16,056	12,822
TOTAL LIABILITIES	56,260	38,839

Shareholders’ equity
Capital stock (Note 15)	418,838	419,485
Additional paid-in capital	22,278	21,036
Accumulated other comprehensive income	19,967	16,225
Deficit	(193,412)	(212,602)
	267,671	244,144
TOTAL LIABILITIES AND SHAREHOLDER'S' EQUITY	$323,931	$282,983

See accompanying notes to these condensed consolidated interim financial statements

3

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Cash Flow

(In thousands of United States dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Cash generated from (used in):
Operations
Net income	$26,211	$657	$22,591	$2,425
Non-cash items
Stock-based compensation	273	42	452	197
Depreciation and amortization	7,892	6,846	19,484	26,933
Foreign exchange (gain) loss	(20)	53	(166)	(337)
Equity in earnings from joint venture	(231)	-	(300)	-
Loss on disposal of intangible	15,190	-	15,190	-
Loss (gain) on disposal of assets	(5)	-	(5)	13
Deferred income tax expense (recovery)	3,774	898	(3,858)	2,372
Accrued investment income	922	(66)	772	(194)
Embedded Derivatives	11	-	21	-
Changes in non-cash working capital balances
Accounts receivable	(52,966)	690	(34,148)	1,514
Unbilled revenue	(1,702)	-	(840)	-
Inventories	(238)	-	448	-
Prepaid expenses and deposits	(80)	394	(516)	534
Deferred Revenue	247	-	838	-
Payments associated with success fee obligation	-	(480)	(492)	(2,211)
Accounts payable and accrued liabilities	10,373	(2,834)	1,137	(1,982)
Income taxes payable	(374)	-	151	-
Cash generated from operations	9,277	6,200	20,759	29,264
Financing
Dividends paid (note 15)	(1,173)	(1,153)	(3,401)	(3,395)
Bank indebtedness	401	-	1,924	-
Long Term debt	(372)	-	(396)	-
Common shares repurchased under normal course issuer bid	-	(1,101)	(552)	(4,225)
Common shares issued for cash on the exercise of options	-	-	-	11
Common shares issued for cash from Employee Share Purchase Plan	-	-	33	35
Cash used in financing	(1,144)	(2,254)	(2,392)	(7,574)
Investing
Acquisition of Viziya, net of cash acquired (note 3)	-	-	(18,521)	-
Acquisition of IRD, net of cash acquired (note 3)	-	-	(47,782)	-
Acquisition of iCOMS, net of cash acquired (note 3)	(1,112)	-	(1,112)	-
Purchase of short-term investment	-	-	(3,500)	-
Purchase of property and equipment	(142)	(6)	(256)	(46)
Repayment of patent finance obligations	(15,389)	(1,389)	(18,167)	(4,166)
Purchase of intangibles	(8)	(3,000)	(12)	(9,150)
Cash used in investing	(16,651)	(4,395)	(89,350)	(13,362)
Foreign exchange gain (loss) on cash held in foreign currency	20	(35)	247	275
Net increase (decrease) in cash and cash equivalents	(8,498)	(484)	(70,736)	8,603
Cash and cash equivalents, beginning of period	44,315	102,518	106,553	93,431
Cash and cash equivalents, end of period	$35,817	$102,034	$35,817	$102,034

See accompanying notes to these condensed consolidated interim financial statements

4

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(In thousands of United States dollars)

(Unaudited)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

Comprehensive earnings:
Net income	-	-	-	2,425	2,425
Other comprehensive income	-	-	-	-	-
Shares and options issued:
Stock-based compensation expense	-	197	-	-	197
Conversion of deferred stock units to common shares	116	-	-	-	116
Exercise of stock options	17	(6)	-	-	11
Sale of shares under Employee Share Purchase Plan	35	-	-	-	35
Shares repurchased under normal course issuer bid	(8,501)	4,276	-	-	(4,225)
Dividends declared	-	-	-	(3,374)	(3,374)
Balance - September 30, 2016	$419,448	$21,016	$16,225	$(220,126)	$236,563

Balance - December 31, 2016	$419,485	$21,036	$16,225	$(212,602)	$244,144

Comprehensive earnings:
Net income	-	-	-	22,591	22,591
Other comprehensive income	-	-	3,742	-	3,742
Shares and options issued:
Stock-based compensation expense	-	452	-	-	452
Shares issued upon acquisition (Note 15 (c))	662	-	-	-	662
Sale of shares under Employee Share Purchase Plan (Note 15 (c))	33	-	-	-	33
Shares repurchased under normal course issuer bid (Note 15 (c))	(1,342)	790	-	-	(552)
Dividends declared (Note 15 (c))	-	-	-	(3,401)	(3,401)
Balance - September 30, 2017	$418,838	$22,278	$19,967	$(193,412)	$267,671

See accompanying notes to these condensed consolidated interim financial statements

5

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.  NATURE OF BUSINESS

Quarterhill Inc. (“Quarterhill” or the “Company”), formerly “Wi-LAN Inc.”, is a Canadian company with its shares listed under the symbol “QTRH” on each of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market.  On May 4, 2017, the Company acquired VIZIYA Corp. and its related entities (collectively, “VIZIYA”).  On June 1, 2017, the Company acquired International Road Dynamics Inc. (“IRD”).  Immediately following the acquisition of IRD on June 1, 2017, the Company (then named “Wi-LAN Inc.”) amalgamated with seven of its subsidiaries under the Canada Business Corporations Act, with the resulting amalgamated corporation named “Quarterhill Inc.”  Immediately following this amalgamation, the Company transferred all of its assets and liabilities relating to its former intellectual property licensing business to a wholly-owned subsidiary whose name was then changed to “Wi-LAN Inc.” Quarterhill owns a 100% interest in Wi-LAN Inc. ("WiLAN").  On July 18, 2017, the Company acquired iCOMS Detections S.A. (“iCOMS”) as a wholly-owned subsidiary of IRD.

Through these acquisitions, the Company has changed its business model from being solely an intellectual property licensing company, which developed, acquired, licensed patented technologies, to a company owning and acquiring a portfolio of established businesses operating in the “Technology”, “Mobility”, and “Factory” vertical segments of the “Industrial Internet of Things” market.  Refer to Note 3 to these unaudited condensed consolidated interim financial statements for a detailed description of Quarterhill’s recent business combinations.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited condensed consolidated interim financial statements (“interim statements”) are presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods.  As the interim statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 and the accompanying notes.  These interim statements include certain relevant significant accounting policies and note disclosures adopted as a result of the business acquisitions completed within this quarter.

The interim statements were prepared on a going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value on a recurring basis, as explained in the accounting policies below.  Historical cost is measured as the fair value of the consideration provided in exchange for goods and services on the date of the transaction.  All financial information is presented in thousands of U.S. dollars, except as otherwise indicated.

Basis of Consolidation

The interim statements include the accounts of Quarterhill and its wholly-owned subsidiaries.  Quarterhill also holds, through one of its subsidiaries, a 50% joint venture ownership interest in Xuzhou-PAT Control Technologies Limited (“XPCT”) which is accounted for using the equity method.  These interim statements include only the Company’s net investment and equity in earnings of the joint venture.  All inter-company transactions and balances have been eliminated in the interim statements.

6

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The significant accounting policies are summarized below:

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the years.  Actual results could differ from those estimates. The significant accounting policies contained herein include estimates and assumptions with respect to the determination of fair values of tangible and intangible assets acquired in business combinations, best estimate of stage of completion of contracted projects, value of separable elements in contracts with multiple deliverables, recoverability of financial assets and equity investments, selling price, determination of discount rates, income tax and the recoverability of deferred tax assets, determination of indicators of impairment and related impairment assessments, initial estimate of risk of concessions, timing of payments related to patent finance obligations, and the assumptions used in determining the fair value of stock options granted.

Business Combinations

The Company applies the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”, in the accounting for its acquisitions.  This requires the Company to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values.  Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed.  While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities at their fair values, including contingent consideration where applicable, these estimates are inherently uncertain and subject to refinement, particularly since these assumptions and estimates are based in part on historical experience and information obtained from the management of the acquired companies.  As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill in the period identified.

Furthermore, when valuing certain intangible assets that the Company has acquired, critical estimates may be made relating to, but not limited to: (i) future expected cash flows from customer relationships, software license sales, support agreements, consulting agreements and other customer contracts, (ii) the acquired entity’s brand and competitive position, as well as assumptions about the period of time that the acquired brand will continue to be used in the combined Company’s product portfolio, and (iii) discount rates.  Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded to the Company’s consolidated statements of operations, on a cumulative basis, in the period in which the adjustment is determined.

For a given acquisition, the Company identifies certain pre-acquisition contingencies as of the acquisition date and may extend its review and evaluation of these pre-acquisition contingencies throughout the measurement period to obtain sufficient information to assess whether the Company includes these contingencies as a part of the purchase price allocation and, if so, to determine the estimated amounts.  If the Company determines that a pre-acquisition contingency (non-income tax related) is probable in

7

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

nature and estimable as of the acquisition date, then it will record its best estimate for such a contingency as a part of the preliminary purchase price allocation.  The Company continues to gather information and evaluates any pre-acquisition contingencies throughout the measurement period and makes adjustments as necessary either directly through the purchase price allocation or in its results of operations.

Uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date.  The Company reviews these items during the measurement period as the Company continues to actively seek and collect information relating to facts and circumstances that existed at the acquisition date.  Changes to these uncertain tax positions and tax related valuation allowances made subsequent to the measurement period, or if they relate to facts and circumstances that did not exist at the acquisition date, are recorded in the Company’s provision for income taxes in the consolidated statements of operations.

Fair Value Measurement of Financial Instruments

The Company uses various valuation techniques and assumptions when measuring fair value of its financial assets and financial liabilities.  The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.  The accounting standard establishes a hierarchy that prioritizes fair value measurements based on the types of input used for the various valuation techniques (market approach, income approach and cost approach).  The levels of the hierarchy are described below:

Level 1 Inputs — Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets.

Level 2 Inputs — Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and pre-payment rates.

Level 3 Inputs — Level 3 includes financial instruments for which fair value is derived from valuation techniques including pricing models and discounted cash flow models in which one or more significant inputs are unobservable, including the Company’s own assumptions.  The pricing models incorporate transaction details such as contractual terms, maturity and, in certain instances, timing and amount of future cash flows, as well as assumptions related to liquidity and credit valuation adjustments of marketplace participants.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Patent finance obligations: The fair values are estimated based on the quoted market prices for those or similar instruments or on the current rates offered to the Company for debt of similar terms.

Loan receivable: The fair value is estimated based on currently available market interest rates for instruments with similar terms.

8

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Derivative financial instruments: The fair value of embedded derivatives is measured using a market approach, based on the difference between the quoted forward exchange rate as of the contract date and quoted forward exchange rate as of the reporting date. The fair value of forward exchange contracts is determined using the quoted forward exchange rates at the reporting date.

Contingent considerations: Contingent consideration is carried at fair value which is calculated using a Monte Carlo simulation model.

Long-term debt: The fair value is estimated based on the quoted market prices for those or similar instruments or on the current rates offered to the Company for debt of similar terms.

The carrying amount of the Company’s other financial assets and liabilities, including cash, accounts receivable, unbilled revenue and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these items. The fair value of the bank indebtedness and long-term debt approximate the carrying amount since these debt instruments all have floating interest rates.

Derivatives

The Company uses derivative financial instruments to reduce exposure to fluctuation in foreign currency exchange rates. The Company may enter into foreign exchange contracts to hedge anticipated cash flows denominated in a foreign currency.

The Company has elected not to apply hedge accounting to derivative contracts; as such, these derivative financial instruments are recorded at fair market value on a reoccurring basis, with subsequent changes in fair value recorded in other income (expense) during the period of change.

Derivatives are carried at fair value and are reported as assets when they have a positive fair value and as liabilities when they have a negative fair value. Derivatives may also be embedded in other financial instruments.  Derivatives embedded in other financial instruments are valued as separate derivatives if they meet the bifurcation criteria of an embedded derivative. Such criteria include that the entire instrument is not marked to market through earnings, the economic characteristics and risks of the embedded contract terms are not clearly and closely related to those of the host contract and the embedded contract terms would meet the definition of a derivative on a stand-alone basis.

Foreign Currency

Foreign Currency Transactions

Monetary assets and liabilities denominated in foreign currencies are translated into the applicable functional currency of the entity at exchange rates prevailing at the balance sheet date. Revenue and expenses are translated at the average rate for the period.  The gains and losses from foreign currency denominated transactions are included in foreign exchange gain/loss in the consolidated statement of operations.

Foreign Currency Translation

The interim statements are presented in U.S. dollars. The functional currency of each subsidiary is the currency of the primary economic environment in which the subsidiary operates.  For each

9

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

subsidiary, assets and liabilities denominated in this functional currency are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates and revenues and expenses are translated at the average exchange rates prevailing during the month of the respective transactions. The effect of foreign currency translation adjustments not affecting net income are included in Shareholders’ equity under the “Cumulative translation adjustment” account as a component of “Accumulated other comprehensive income”.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid investments with original terms to maturity at the date of acquisition of less than three months.

Short-Term Investments

Short-term investments are designated as “held to maturity” and accounted for at amortized cost using the effective interest rate method. Short-term investments comprise guaranteed investment certificates with original maturities of one-year or less at the date of investment and their carrying value approximates their fair value.

Restricted Short-Term Investments

Restricted short-term investments are amounts held specifically as collateral for bank guarantees that the Company has entered into for security against potential procedural costs pursuant to a court order regarding patent infringement whereby the Company is the plaintiff. The bank guarantees total 2,940,000 Euros and are valid until March 28, 2018. They shall automatically be extended by periods of one year unless either party informs the other party at least sixty days before the current expiry date that they elect not to extend the bank guarantee. The restricted short-term investment acts as collateral should this renewal not take place and/or the requirement for the security and hence, the restricted short-term investments, is no longer required by the court.

Accounts Receivable, Net

The accounts receivable balance reflects invoices and is presented net of an allowance for doubtful accounts. The allowance for doubtful accounts represents the Company’s best estimate of probable losses that may result from the inability of its customers to make required payments. Reserves are established and maintained against estimated losses based upon historical loss experience, past due accounts, and specific account analysis. The Company regularly reviews the level of allowances for doubtful accounts and adjusts the level of allowances as needed. Consideration is given to accounts past due as well as other risks in the current portion of the accounts.

Unbilled Revenue

Unbilled accounts receivable in the accompanying condensed consolidated interim balance sheets represent unbilled amounts earned and reimbursable under services sales arrangements, including approximate costs and estimated earnings in excess of billings on uncompleted contracts accounted for under ASC Topic 605-35, Construction-Type and Production-Type Contracts. At any given period-end, a large portion of the balance in this account represents the accumulation of labor, materials and other costs that have not been billed due to timing, whereby the accumulation of each month’s costs and earnings are administratively billed in subsequent months. Also included in this account are amounts that will become billable according to contract terms, which usually require the consideration of the passage of time, achievement of milestones or completion of the project.

10

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is determined on the weighted average basis. Cost includes the cost of acquired material plus, in the case of manufactured inventories, direct labor applied to the product and the applicable share of manufacturing overhead, including rent expense and depreciation based on normal operating capacity.

Property Plant and Equipment

Property plant and equipment is carried at cost less accumulated depreciation and impairment. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Leasehold improvements	term of the lease
Computer equipment and software	3 years
Furniture and fixtures	5 years
Machinery and equipment	4-7 years
Building	20 years

Intangibles

Intangibles consist of patents, technology, customer relationships and brand associated with various acquisitions.

Patents include patents and patent rights (hereinafter, collectively “patents”) and are carried at cost less accumulated amortization and impairments.

Acquired technology is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of software products acquired on acquisitions.

Brand is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of the asset.

Customer relationships represent acquired customer relationships with customers of the acquired companies and are either based upon contractual or legal rights or are considered separable; that is, capable of being separated from the acquired entity and being sold, transferred, licensed, rented or exchanged. These customer relationships are initially recorded at their fair value based on the present value of expected future cash flows.

Amortization is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Patents	up to 20 years
Technology	5 years
Customer relationship and backlog	7 years
Brand	7 years

The Company continually evaluates the remaining estimated useful life of its intangible assets being amortized to determine whether events and circumstances warrant a revision to the remaining period of amortization.

11

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Impairment of Long-Lived Assets

The Company reviews long-lived assets (“LLA”) such as property and equipment and intangible asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company’s share price, a significant decline in revenues or adverse changes in the economic environment.

When indicators of impairment exist, LLA impairment is tested using a two step process. The Company performs a cash flow recoverability test as the first step, which involves comparing the estimated undiscounted future cash flows for the asset group to the carrying amount of the asset group. If the net cash flows of the asset group exceed its carrying amount, the asset group is not considered to be impaired. If the carrying amount of the asset group exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group. Fair value is determined using valuation techniques that are in accordance with U.S. GAAP, including the market approach, income approach and cost approach. If the carrying amount of the asset group exceeds its fair value, then the excess represents the maximum amount of potential impairment that will be allocated to the asset group, with the limitation that the carrying value of each asset cannot be reduced to a value lower than that of its fair value. The total impairment amount allocated is recognized as a non-cash impairment loss.

Investment in Joint Venture

The equity method is used to account for investments in joint ventures and certain other non-controlled entities when the Company has the ability to exercise significant influence over operating and financial policies of the investee, even though the investor holds 50% (joint control) or less of the voting common shares.  Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company’s share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of the Company’s investment in, advances to, and commitments to the investee.

Goodwill

Goodwill is recorded as at the date of the business combination and represents the excess of the purchase price of acquired businesses over the fair value assigned to identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment at year end or more frequently if events or changes in circumstances indicate the reporting unit might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying value of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired and the second step is unnecessary. The Company has three reporting units.

In the event the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit’s goodwill is compared with its carrying value to measure the

12

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

amount of any impairment loss. When the carrying value of goodwill in the reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Deferred Revenue

Deferred revenue in the accompanying condensed consolidated interim balance sheets is comprised of cash collected from customers and billings to customers on contracts in advance of work performed, advance payments negotiated as a contract condition, estimated losses on uncompleted contracts, project-related legal liabilities and other project-related reserves, including billings in excess of costs and estimated earnings on uncompleted contracts accounted for under ASC Topic 605-35 and ASC Topic 985-605.  The Company records provisions for estimated losses on uncompleted contracts in the period in which such losses become known. The cumulative effects of revisions to contract revenues and estimated completion costs are recorded in the accounting period in which the amounts become evident and can be reasonably estimated. These revisions can include such items as the effects of change orders and claims, warranty claims, liquidated damages or other contractual penalties and adjustments for contract closeout settlements.

Patent Finance Obligations

Patent finance obligations, at inception, are recorded at their fair value using an estimated risk-adjusted discount rate and the carrying value is at amortized cost using the effective interest rate method.

Revenue Recognition

The Company recognizes revenue as earned when the following four criteria have been met: (i) when persuasive evidence of an arrangement exists, (ii) the product or license has been delivered to a customer and title has been transferred or the services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s significant types of revenue arrangements.

i) Software and Related Service

Revenue from perpetual licenses is recognized either upon delivery or over the estimated customer life, depending on whether the Company has obtained Vendor Specific Objective Evidence (“VSOE”) of fair value for the associated undelivered products bundled with the perpetual license. All of the deliverables under these licenses are accounted for in accordance with ASC Topic 985-605, “Software Revenue Recognition”.

When the VSOE of fair value has not been established for both delivered and undelivered elements, the Company uses the residual method to recognize revenue if VSOE of fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided. Software revenue is recognized as license revenues on the statement of operations.

Revenue from renewals of support and maintenance contracts is recognized ratably over the contract term. Renewal and support revenue are recognized as recurring revenues on the statement of operations.

13

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

ii) Royalties

Revenue from royalties is recorded when the four major criteria of revenue recognition noted above are met.

Revenues from running royalty arrangements can be based on either a percentage of sales or number of units sold for which the Company earns revenues at the time the licensees’ sales occur. The licensees are obligated to provide the Company with quarterly or semi-annual royalty reports and these reports are typically received subsequent to the period in which the licensees underlying sales occurred. The Company’s licensees do not, however, report and pay royalties owed for sales in any given reporting period until after the conclusion of that reporting period. As the Company is unable to estimate the licensees’ sales in any given reporting period to determine the royalties due to it, the Company recognizes running royalty revenues based on royalties reported by the licensees during the quarter and when other revenue recognition criteria are met. The Company monitors the receipt of royalty reports to ensure that there is not a disproportionate number of months of revenue in any given fiscal year.

Revenues from fixed fee royalty arrangements may consist of one or more installments of cash. The timing and amount of revenue recognized from each licensee depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Where agreements include multiple elements, the Company assesses if the deliverables have standalone value upon delivery, and if so, accounts for each deliverable separately. When multiple-deliverables included in an arrangement are separated into different units of accounting, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. The Company determines the relative selling price for a deliverable based on its best estimate of selling price (“BESP”). The Company determines BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of transactions, the customer demographic, the geographic area covered by licenses, price lists, licensing strategy, historical standalone licenses and contracted royalty rates. The determination of BESP is made through consultation with and approval by management, taking into consideration the licensing strategy.

As part of the partnering agreements with third parties, the Company is able to recover certain out-of-pocket expenses and legal costs. These amounts are included in revenue in the years which the aforementioned revenue criteria are met and the amounts become reimbursable.

Revenue arrangements with extended payment terms, where fees are fixed in one or more installments of cash and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes assured.

iii) Contracted Projects

The majority of sales of integrated systems are delivered as contracted projects. The Company recognizes contract revenue in accordance with ASC Topic 605-35, “Construction-Type and Production-Type Contracts”. The Company’s contract types include fixed price and time and materials contracts. Contract revenue includes the initial amount agreed in the contract plus any amendments in contract work to the extent that it is probable they will result in revenue and can be reliably measured.

For fixed price contracts, when circumstances exist allowing the Company to make reasonably dependable estimates of contract revenues, contract costs and the progress of the contract to completion,

14

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

the Company accounts for revenue under such long-term contracts using the percentage-of-completion (“POC”) method of accounting. Under the POC method, progress towards completion of the contract is measured based upon input measures. The Company measures progress towards completion based upon the cost incurred compared to the total estimated cost to complete. The Company will review the total estimated remaining costs to completion for each of these contracts and apply the impact of any changes on the POC prospectively. If, at any time, the Company anticipates the estimated remaining costs to completion will exceed the value of the contract, the resulting loss will be recognized immediately.

For time and materials contracts, labor and material rates are established within the contract. Revenues from time and materials contracts are recognized progressively on the basis of costs incurred during the period plus the estimated margin earned.

Contract costs include expenses that relate directly to fulfilling the requirements of a specific contract including materials costs, subcontractor costs, equipment rentals, engineering and project management labor, design and technical support labor, warranty costs, insurance and bond premiums. Contract costs are recognized in the period in which they are incurred unless they result in an asset related to future contract activity.

Unbilled revenue represents the excess of contract costs incurred and estimated gross profits recognized over billings to date. If progress billings received exceed costs incurred plus recognized gross profits, then the difference is presented as deferred revenue in the condensed consolidated interim statement of financial position. Project revenue is recognized as system revenues in the condensed consolidated interim statement of operations.

iv) Product Sales

The Company recognizes product sales in accordance with ASC Topic 605-15, “Products”.  Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable. Revenue for products is recognized when the four revenue recognition criteria noted above are met.

The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale. For sales of products, transfer usually occurs when the product is received at the customer’s warehouse. For some international shipments, when the buyer has no right of return, transfer occurs upon loading the goods onto the relevant carrier at the port of the seller. Product revenue is recognized as system revenues on the statement of operations.

v) Services Revenue

The Company recognizes service revenue in accordance with ASC Topic 605-20, “Services”.  The scope of services is set forth in the contractual arrangements.  These service contracts can be time and materials based contracts that range from one year to five years in length. Revenues from these services are recognized at the time such services are performed. The Company also enters into contracts that are primarily fixed fee arrangement. In such cases, the proportional performance method is applied to recognize revenues.

15

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Multiple-Element Arrangements

The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve: (i) software with maintenance services, and (ii) projects with maintenance service and extended warranties.

For the Company’s arrangements involving multiple deliverables, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using VSOE. In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish the selling price of each element based on acceptable third-party evidence of selling price (“TPE”); however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses BESP in its allocation of arrangement consideration, where permitted. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.

If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration, less the aggregate fair value of any undelivered elements.

If VSOE of any undelivered software element does not exist, revenue from the entire arrangement is deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist; or (ii) when VSOE can be established.

The Company determines BESP for a product or service by considering multiple factors including, but not limited to, historical pricing practices for similar offerings, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with, and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy. The Company regularly reviews VSOE, TPE and BESP.

Research and Development (“R&D”)

Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise are expensed as incurred.

Warranties

The Company records the estimated costs of product warranties at the time revenue is recognized. Warranty obligation arises from the Company having to replace goods and/or services that have failed to meet required customer specifications due to breakdown or error related to product or workmanship. The Company’s warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company’s estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair costs. If the Company experiences increased or decreased warranty

16

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

activity, or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be recognized in the reporting period when such revisions are made.

Advertising Costs

The Company expenses all advertising costs as incurred. These costs are included in selling, general and administrative costs.

Financing Costs

Financing costs are comprised of borrowing cost to the extent applicable, foreign currency gains and losses on the translation of foreign-denominated borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets and financial liabilities at fair value through profit or loss, gains and losses on hedging instruments recognized through profit and loss, if any.

Leases

Operating lease payments are recognized as selling, general and administrative expenses on a straight‑line basis over the lease term.

If lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight‑line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Computation of Earnings (Loss) Per Share

Basic earnings/loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings/loss per share are computed using the treasury stock method.

Business Segment Information

ASC Topic 280, “Segment Reporting” (Topic 280), establishes standards for reporting, by public business enterprises, information about operating segments, products and services, geographic areas, and major customers. The method of determining what information, under Topic 280, to report is based on the way that an entity organizes operating segments for making operational decisions and how the entity’s management and chief operating decision maker assess an entity’s financial performance.

Income Taxes, Deferred Taxes and Investment Tax Credits

The Company uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on the difference between the accounting and tax bases of the assets and liabilities and measured using the enacted tax rates that are expected to be in effect when the differences are estimated to be reversed. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods prior to the expiration of the associated tax attributes.

The Company is also engaged in scientific research and experimental development giving rise to investment tax credits that may be available to reduce future taxes payable in certain jurisdictions. In calculating income taxes and investment tax credits, consideration is given to factors such as current and

17

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

future tax rates in the different jurisdictions, non-deductible expenses, qualifying expenditures and changes in tax law. In addition, management makes judgments on the ability of the Company to realize deferred taxes and investment tax credits reported as assets based on their estimations of amounts and timing of future taxable income and future cash flows in the related jurisdiction.

Future Accounting Pronouncements

Revenue Recognition

In May 2014, the FASB issued ASU 2014-9, “Revenue from Contracts with Customers” and in August 2015 issued an update which defers the effective date of this new standard to fiscal years beginning after December 15, 2017, with early adoption permitted. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company anticipates this standard will have a material impact on its consolidated financial statements.

While the Company is continuing to assess all potential impacts of the standard, it currently believes the most significant impact relates to the Company’s accounting for fixed fee arrangement license agreements, generally accounted for in its Technology segment, that contain periodic payments that may be over a period shorter than or equal to the intellectual property license term. The Company expects to recognize license revenue at the time of signing a license agreement rather than over the period of periodic payments. Due to the complexity of certain of these license agreements, the actual revenue recognition treatment required under the standard will be dependent on contract-specific terms, and may vary in some instances from recognition at the time of billing. The Company is also further evaluating the income tax impact of these changes in revenue recognition.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The Company currently anticipates adopting the standard using the full retrospective method to restate each prior reporting period presented.

Financial Instruments

In January 2016, the FASB issued ASU 2016-01 “Financial Instruments - Overall (Topic 825): Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01). This update requires that all equity investments be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This update also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. Additionally, this update eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and eliminates the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. The guidance is effective

18

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

for interim and annual periods beginning after December 15, 2017, with early adoption permitted for certain requirements. The Company is currently assessing the impact of this new standard.

Leases

In February 2016, the FASB issued ASU 2016-2, “Leases”. The amendments in this update would require companies and other organizations to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee would recognize a straight-line total lease expense. The guidance is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of this new standard.

Credit Losses on Financial Instruments

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), which requires measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the Company in the first quarter of its fiscal year ending June 30, 2021, with earlier adoption permitted beginning in the first quarter of its fiscal year ending June 30, 2020. The Company is currently assessing the impact of this new standard.

Statement of Cash Flows

In August 2016, FASB issued Accounting Standard Update 2016-15, “Statement of Cash Flows (Topic 230)”, a consensus of the FASB’s Emerging Issues Task Force. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. For public business entities, the standard is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The guidance requires application using a retrospective transition method. The Company is currently assessing the impact of this new standard.

Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04 “Intangibles-Goodwill and Other-Simplifying the Test for Goodwill Impairment” to simplify how an entity is required to test for goodwill impairment. As a result, an entity will perform its goodwill impairment test by comparing the carrying value of a reporting unit against the fair value and will record an impairment for the amount that the carrying value of a reporting unit exceeds the fair value. The ASU is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted on January 1, 2017. The Company is currently assessing the impact of this new standard.

Business Combinations

In January 2017, the FASB issued a new accounting standard update on the topic of business combinations. The amendments in this update clarify the definition of a business with the object of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The guidance is effective for interim and annual

19

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

periods beginning after December 15, 2017. Early adoption is permitted. The Company is currently assessing the impact of this new standard.

3.  BUSINESS COMBINATIONS

The Company’s acquisitions have been accounted for using the purchase method of accounting and the acquired companies’ results have been included in the accompanying interim statements from the dates of the acquisitions.

Acquisition of VIZIYA

On May 4, 2017, the Company acquired 100% of the outstanding shares of VIZIYA and its related entities, a privately-held software and services provider to multi-national companies. VIZIYA develops enterprise asset management software solutions to enhance enterprise resource planning-based asset maintenance systems. The Company incurred transaction costs of $719 in connection with this acquisition which is recorded in Special charges.

The purchase price was $25,633, net of cash acquired which included contingent consideration of $6,450. The contingent consideration relates to share and cash payments which will be made if certain earning targets are met by 2019. The fair value estimate for contingent considerations was determined using a Monte Carlo simulation based on the contractual terms of the instruments and risk-neutral valuation framework. 10,000 Monte Carlo simulations were used for the analysis and the fair value of the payout is the average of these simulation outcomes.

In connection with this acquisition, the Company issued 405,268 common shares with an aggregate value of $662 as of the closing date as partial consideration.  The remainder of the purchase price was funded with the Company’s cash reserves.

20

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The following table summarizes the preliminary fair value allocations of assets acquired and liabilities assumed as a part of this acquisition:

Fair Value
Cash	$56
Property, plant and equipment	305
Prepaid expenses	234
Trade and other receivables	2,721
Intangible assets
Developed software	10,000
Customer relationships	5,800
Brand	1,400
Goodwill	12,680
Accounts payable	(286)
Accrued liabilities and other	(555)
Income taxes payable	(216)
Deferred revenue	(1,573)
HST/ GST payable	(18)
Long-term debt	(63)
Deferred tax liabilities	(4,796)
Net assets acquired	$25,689

Cash paid on closing	$17,675
Shares issued	662
Fair value of contingent share considerations	2,650
Fair value of contingent cash considerations	3,800
Shareholder loan repaid	902
Total considerations transferred	$25,689

The intangible assets resulting from this transaction are $10,000 of technology, $5,800 of customer relationships, and $1,400 of brand, of which technology is amortized over five years and customer relationships and brand are amortized over a seven year period.

Expected future amortization is as follows:

	Customer and
	Brand	Technology	Total
Balance of 2017	$290	$500	$790
2018	1,161	2,000	3,161
2019	1,161	2,000	3,161
2020	1,161	2,000	3,161
2021	1,161	2,000	3,161
2022	1,161	667	1,828
Thereafter	678	-	678
	$6,771	$9,167	$15,938

Goodwill of $12,680 was recognized as a result of this acquisition, which is not deductible for tax purposes. The goodwill is due to expected synergies from combining the businesses.

21

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The total revenue from this acquisition since the date of this acquisition has been $3,665 and total net loss has been $933 post-acquisition.

If this acquisition had been completed as of January 1, 2016, the Company’s incremental pro forma revenue for the nine months ended September 30, 2017 would have been $7,770 (September 30, 2016 – $7,733) and incremental pro forma net loss for the nine months ended September 30, 2017 would have been $2,409 (September 30, 2016 – net loss of $2,208).

Acquisition of IRD

On June 1, 2017, the Company acquired 100% of the outstanding shares of IRD, a publicly-held provider of highway traffic management services, operating internationally in the Intelligent Transportation Systems (“ITS”) industry. IRD specializes in advanced traffic control, weight enforcement, bridge protection, and toll management technologies. The Company incurred transaction costs of $793 in connection with this acquisition which is recorded in Special charges.

The purchase price was $47,782 net of cash acquired, and was funded with the Company’s cash reserves.

22

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The following table summarizes the preliminary fair value allocations of assets acquired and liabilities assumed as a part of this acquisition:

Fair Value
Cash	$2,078
Accounts receivable and other receivables	8,447
Embedded derivatives	52
Work in progress - unbilled revenue	4,711
Income taxes receivables	288
Inventory	5,883
Prepaid and other assets	1,977
Investment tax credits	670
Deferred tax asset	1,361
Property, plant and equipment	2,672
Intangible assets
Customer relationships	8,100
Technology	7,400
Brand	5,900
Backlog	1,300
Goodwill	15,820
Investment - XPCT	3,036
Bank indebtedness	(2,182)
Current portion of long term debt	(95)
Long term debt	(333)
Accounts payable and accrued liabilities	(6,277)
Deferred revenue - short term	(4,337)
Deferred revenue - long term	(465)
Income taxes	(29)
Deferred tax liability	(6,117)
Net assets acquired	$49,860

Cash paid on closing	$47,209
Cash out considerations	2,651
Total considerations transferred	$49,860

The intangible assets resulting from this transaction were recorded as $9,400 of customer relationships and backlog, $5,900 of brand, and $7,400 of technology. Customer relationships, brand and backlog are amortized over a period of seven years and technology over five years.

23

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Expected future amortization related to this business acquisition is as follows:

	Customer, brand and
	Backlog	Technology	Total
Balance of 2017	$591	$382	$973
2018	2,364	1,528	3,892
2019	2,364	1,528	3,892
2020	2,364	1,528	3,892
2021	2,364	1,528	3,892
2022	2,364	1,001	3,365
Thereafter	3,362	-	3,362
	$15,773	$7,495	$23,268

Goodwill recorded initially at $15,820 was recognized as a result of this acquisition, which is not deductible for tax purposes. The goodwill is due to expected synergies from combining the businesses.

The intangible assets and goodwill are subject to revaluation at the prevailing exchange rate at each quarter end.

The total revenue from this acquisition, excluding iCOMS, has been $15,605 and total net loss has been $946 post-acquisition.

If this acquisition had been completed as of January 1, 2016, the Company’s incremental pro forma revenue for the nine months ended September 30, 2017 excluding iCOMS would have been $32,630 (September 30, 2016 – $37,100) and incremental pro forma net loss for the nine months ended September 30, 2017 would have been $2,168 (September 30, 2016 – net loss of $1,201).

Acquisition of iCOMS

On July 18, 2017, the Company acquired 100% of the outstanding shares of iCOMS, a privately-held provider of traffic products and services.  iCOMS is located in Brussels, Belgium and specializes in the design and manufacture of radar microwave detectors and equipment for the ITS market.  iCOMS is integrated into the Company’s wholly-owned subsidiary, IRD and forms part of the Mobility Business Segment.  The Company incurred transaction costs of $41 in connection with this acquisition.

The purchase price of $1,184 was funded by a CAD $1,500 term loan through HSBC Bank Canada.

The following table summarizes the preliminary fair value allocations of assets acquired and liabilities assumed as a part of this acquisition:

24

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Fair Value
Cash	$72
Accounts receivable and other receivables	413
Other receivables	77
Inventory	459
Prepaid and other assets	19
Property, plant and equipment	24
Investment tax credits	563
Intangible assets
Customer relationships	254
Technology	251
Goodwill	246
Bank indebtedness	(32)
Accounts payable and accrued liabilities	(532)
Long term debt	(458)
Deferred tax liability	(172)
Net assets acquired	$1,184

Cash paid on closing	$865
Shareholder loan	319
Total considerations paid	$1,184

The intangible assets resulting from this transaction are $254 of customer relationships and $251 of technology. Customer relationships are amortized over a period of seven years and technology over five years.

Expected future amortization related to this business acquisition is as follows:

	Customer, brand and
	Backlog	Technology	Total
Balance of 2017	$9	$13	$22
2018	38	52	90
2019	38	52	90
2020	38	52	90
2021	38	52	90
2022	38	26	64
Thereafter	54	-	54
	$253	$247	$500

Goodwill of $246 was recognized as a result of this acquisition, which is not deductible for tax purposes. The goodwill is due to expected synergies from combining the businesses.

The total revenue from this acquisition has been $598 and total net income has been $24 post-acquisition.

If this acquisition had been completed as of January 1, 2016, the Company’s incremental pro forma revenue for the nine months ended September 30, 2017 would have been $1,586 (September 30, 2016 - $1,351) and incremental pro forma net income would have been $20 (September 30, 2016 – net loss of $64).

25

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

4.  FINANCIAL INSTRUMENTS

The following table presents the fair values of financial instruments recorded at fair value across the levels of the fair value hierarchy. The table does not include assets and liabilities that are not considered financial instruments.

		As at September 30, 2017		As at December 31, 2016
	Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	1	$35,817	$35,817	$106,553	$106,553
Short-term investments	1	1,242	1,242	1,154	1,154
Restricted short-term investments	1	3,500	3,500	-	-
Loan receivable	2	1,000	1,000	1,766	1,766
Derivative financial instrument	2	31	31	-	-
Long-term debt	2	501	501	-	-
Contingent considerations	3	6,450	6,450	-	-
Patent finance obligations	3	5,422	5,422	23,147	23,147

Derivatives consists of the embedded derivative portion of the unearned revenue of U.S. dollar denominated sales contracts in its Chilean and Mexican subsidiaries and foreign exchange forward contracts. The fair value of embedded derivatives is measured using a market approach, based on the difference between quoted forward exchange rates as of the contract date and quoted forward exchange rates as of the reporting date. The fair value of forward exchange contracts is determined using quoted forward exchange rates at the reporting date.

5.  INVENTORIES

Inventories were acquired in the current year through the acquisition of IRD on June 1, 2017 and consist of the following at September 30, 2017:

	September 30,	December 31,
As at	2017	2016
Raw materials	$574	$-
Original equipment manufacturer materials	2,990	-
Work in process	1,060	-
Finished goods	1,314	-
	$5,938	$-

For the three and nine months ended September 30, 2017, the Company recorded non-cash, pretax charges of $5 relating to the write down of inventory.

26

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

6.  INVESTMENT IN JOINT VENTURE

XPCT is a joint venture in China in which the Company’s subsidiary IRD holds a 50% interest. XPCT has two business divisions providing products and services to both ITS industry and construction equipment manufacturers.

IRD had sales to XPCT of $nil during the three and nine months ended September 30, 2017. At September 30, 2017 accounts receivable from XPCT was $7.

As at September 30, 2017
Balance, beginning of the year	$-
Acquisition through business combination (Note 3)	3,036
Currency gain (loss) on financial statement translation	(11)
Company's share of earnings	300
Dividend received	-
Balance, end of period	$3,325

The Company’s ownership interest comprises a 50% share of net assets and net earnings of XPCT as well as purchase price adjustments to allocate fair values assigned to certain assets and liabilities at the time of acquisition. Summary financial information for XPCT is as follows:

As at September 30, 2017
Cash	$1,546
Other current assets	6,497
Non-current assets	1,783
Current liabilities
Trade and other	(2,122)
Short term loans	(2,133)
Fair value adjustment to net assets upon acquisition	(2,246)
Net assets	$3,325

Revenue	$2,194
Cost of sales	1,618
Depreciation and amortization	13
Finance costs	35
Administrative expenses	178
Earnings before income taxes	350
Income taxes	50
$300

27

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

As at September 30, 2017, IRD has an outstanding loan guarantee in the amount of 7.5 million yuan (approximately $1.1 million) for 50% of a bank loan to XPCT representing IRD’s proportionate interest in this entity.

7.  LOAN RECEIVABLE

On October 19, 2012, the Company advanced a term loan facility in the amount of $1,000. The loan bears interest at 15% per annum, compounded annually with a maturity date of October 18, 2017 at which time the outstanding principal and accrued interest is to be fully repaid. The term loan facility is collateralized by a general security agreement.

Subsequent to the end of the quarter, the Company received payment of the term loan facility in the amount of $1,000. In consideration for payment of the principal, the Company will forgo interest receivable due on this facility.

The carrying value of the term loan facility is as follows:

	September 30,	December 31,
As at	2017	2016
15% Term loan facility	$1,000	$1,000
Unamortized discount	-	(36)
Accrued interest	-	802
Net carrying amount	$1,000	$1,766

28

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

8.  PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Computer equipment and software	Furniture and Fixture	Machinery & Equipment	Land and building	Total
Cost
Balance, December 31, 2016	$1,373	$2,102	$496	$-	$-	$3,971
Acquisition through business combination (note 3)	192	364	73	1,894	540	3,063
Additions	16	136	10	111	-	273
Disposals	-	(6)	-	(21)	-	(27)
Foreign currency translation	6	9	(16)	78	37	114
Balance, September 30, 2017	$1,587	$2,605	$563	$2,062	$577	$7,394

Accumulated Depreciation
Balance, December 31, 2016	$461	$1,882	$388	$-	$-	$2,731
Depreciation	121	282	68	341	5	817
Disposals	-	(5)	-	(20)	-	(25)
Foreign currency translation	-	(14)	(17)	(9)	-	(40)
Balance, September 30, 2017	$582	$2,145	$439	$312	$5	$3,483

Net Book Value
Balance, December 31, 2016	$912	$220	$108	$-	$-	$1,240
Acquisition through business combination (note 3)	192	364	73	1,894	540	3,063
Additions	16	135	10	110	-	271
Depreciation	(121)	(282)	(68)	(341)	(5)	(817)
Foreign currency translation	6	23	1	87	37	154
Balance, September 30, 2017	$1,005	$460	$124	$1,750	$572	$3,911

Property, plant and equipment cost and accumulated depreciation have been reduced for assets that have been retired during the nine months ended September 30, 2017. No impairment was recognized during the three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 - $nil).

29

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

9. INTANGIBLE ASSETS

	Patents	Developed software	Customer relationship, Brand and Backlog	Total
Cost
Balance, December 31, 2016	$345,603	$-	$-	$345,603
Acquisition through business combination (note 3)	-	17,654	22,751	40,405
Additions	-	12	-	12
Disposals	(26,418)	-	-	(26,418)
Foreign currency translation	-	618	1,261	1,879
Balance, September 30, 2017	$319,185	$18,284	$24,012	$361,481

Accumulated Amortization
Balance, December 31, 2016	$222,252	$-	$-	$222,252
Amortization	15,655	1,364	1,205	18,224
Disposals	(11,228)	-	-	(11,228)
Foreign currency translation	-	9	12	21
Balance, September 30, 2017	$226,679	$1,373	$1,217	$229,269

Net Book Value
Balance, December 31, 2016	$123,351	$-	$-	$123,351
Acquisition through business combination (note 3)	-	17,654	22,751	40,405
Additions	-	12	-	12
Amortization	(15,655)	(1,364)	(1,205)	(18,224)
Disposals	(15,190)	-	-	(15,190)
Foreign currency translation	-	609	1,249	1,858
Balance, September 30, 2017	$92,506	$16,911	$22,795	$132,212

The estimated future amortization expense of intangibles as at September 30, 2017 is as follows:

As at September 30, 2017	Patents	Acquired
Balance of 2017	$20,214	$1,763
2018	15,299	7,053
2019	13,712	7,053
2020	12,661	7,052
2021	11,924	7,052
	$73,810	$29,973

30

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

10. GOODWILL

The changes in the carrying amount of goodwill by reporting units are presented in the table below:

	Technology	Mobility	Factory	Total
Balance at December 31, 2016	$12,623	$-	$-	$12,623
Business acquisitions (Note 3)	-	16,066	12,680	28,746
Currency translations	-	1,304	-	1,304
Balance at September 30, 2017	$12,623	$17,370	$12,680	$42,673

Goodwill recognized during the nine months ended September 30, 2017 totaled $30.1 million and related to the IRD, iCOMS, and VIZIYA acquisitions. Goodwill recognized during the nine months ended September 30, 2016 was $nil. See Note 3, Business Combinations.

In accordance with the FASB guidance related to goodwill and other intangible assets, the Company is required to assess the carrying amount of its goodwill for potential impairment annually or more frequently if events or a change in circumstances indicate that impairment may have occurred. The Company conducts its annual impairment test as at December 31 of each fiscal year. The reportable segments are also representative of the reporting units for purposes of its goodwill impairment testing.

11. PATENT FINANCE OBLIGATIONS

On June 18, 2014, the Company acquired the right to license certain patents, the consideration for which was to be fully paid on or before June 18, 2023; however; the timing of the payments is subject to the Company entering into certain future license agreements with third-parties. The Company has set up the liability based on its expected payment schedule using a discount rate of 6.0%. The discount rate is an estimate of a risk-adjusted rate giving consideration to rates for revolving debt with no fixed payments. This specific patent obligation was terminated as part of the consideration in a revenue contract entered into during the three month period ended September 30, 2017.

On September 13, 2014, the Company acquired certain patents and entered into a licensing agreement with the same counter-party. The obligation was based on the quarterly payment stream of $1,389 using a discount rate of 4.5%. The discount rate is an estimate of a risk-adjusted rate giving consideration to rates for secured term debt with fixed payments over a five-year term.  As at September 30, 2017 the current and long-term portions of this obligation are $5,422 and $nil, respectively.

31

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The current and long-term portions of these obligations are reflected as follows:

	Gross	Unamortized Discount	Net Carrying Amount
As at September 30, 2017
Patent finance obligation, due August 18, 2018	5,555	(133)	5,422
	5,555	(133)	5,422
Current portion			(5,422)
			$-

	Gross	Unamortized Discount	Net Carrying Amount
As at December 31, 2016
Patent rights finance obligation, due June 18, 2023	$14,000	$(185)	$13,815
Patent finance obligation, due August 18, 2018	9,722	(390)	9,332
Long term portion	23,722	(575)	23,147
Current portion			(10,372)
			$12,775

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2017	2016
Trade payables	$3,073	$913
Accrued compensation	4,642	6,099
Accrued litigation costs	550	151
Dividends	1,188	1,102
Success fee obligation - current portion	93	585
Accrued contingent partner payments & legal fees	5,168	4,077
Patent acquisition liability	-	1,000
Project losses	292	-
Accrued other	8,857	1,718
	$23,863	$15,645

32

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

13. BANK INDEBTEDNESS

The following bank indebtedness was acquired as a result of the acquisitions of IRD, iCOMS and VIZIYA, see Note 3 for details:

	September 30,	December 31,
As at	2017	2016
Revolving credit facility of $7.0 million authorized and secured by a general security agreement:
HSBC Bank Canada - Borrowing in Canadian dollars with interest at bank prime plus 1.5%	$2,178	$-
HSBC Bank Canada demand term loan in Canadian dollars, repayable in quarterly installments of CDN$32 with interest at bank prime plus 0.5%. Due September 30, 2021	438
HSBC Bank Canada demand term loan in Canadian dollars, repayable in quarterly installments of CDN$75 with interest at bank prime plus 0.5%. Due May 31, 2022	1,142
TD Canada Trust - Borrowing in Canadian dollars with interest at bank prime plus 2.0%	365
ING Bank, Euro revolving credit facility, interest at 3 month Euribor rate plus 2.25%	29	$-
	$4,152	$-

The HSBC Bank Canada credit facility may be borrowed by way of banker’s acceptances at prevailing market rates to a maximum of CDN $9.5 million or by way of U.S. dollar advances to a maximum of $7.0 million. Borrowings on this facility are restricted to the lesser of $7.0 million and the margin total on the following assets in Canada and the U.S., 90% of secured and government accounts receivable less than 120 days and 50% of inventory to a maximum of $2.3 million. As at September 30, 2017 approximately $3.5 million was available to be drawn.

The Company’s demand facility and term loan with HSBC Bank Canada are secured by a general security agreement on the assets of IRD held in Canada with a carrying value at September 30, 2017 of $28.5 million. In addition, IRD’s subsidiaries in the United States, Chile and India have provided corporate guarantees as security and the demand term loan is guaranteed by Export Development Canada (“EDC”).

The TD Canada Trust credit facility is a revolving credit facility in the amount of CDN $0.5 and is secured by a general security agreement.

The ING Bank credit facility is secured by the assets of iCOMS to a maximum of $185 (Euro 157).

IRD is subject to covenants on its credit facility and long-term debt with HSBC Bank Canada as follows: current ratio greater than 1.2 to 1 (tested quarterly), debt to tangible net worth less than 2.5 to 1 (tested quarterly) and debt service coverage ratio greater than 1.25 to 1 (tested annually) based on IRD’s financial results. At September 30, 2017, IRD is in compliance with these covenants.

33

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

IRD’s Chilean subsidiary also maintains a secured line of credit to support performance guarantees required for selected projects. As at September 30, 2017 the dollar value of these performance guarantees totaled $916. IRD has also provided a guarantee, proportionate to its shareholding in XPCT, in the amount of 7.5 million yuan or $1.1 million for 50% of a bank loan to the joint venture.

The Company also has a revolving credit facility available in the amount of CDN$8 million or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2 million for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank’s Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over the Company’s cash and cash equivalents, accounts receivable and present and future personal property. As at and during the three and nine months ended September 30, 2017, the Company had no borrowings under this facility (2016 –$nil).

14. LONG-TERM DEBT

The following long-term debt was acquired as a result of the acquisitions of iCOMS and VIZIYA, see Note 3 for details:

	September 30,	December 31,
As at	2017	2016
Nivelinvest Term Loan, repayable in quarterly installments of $5.9, with interest at 5.95%	$47	$-
SOGEPA Term Loans, repayable in total quarterly installment of $9.8, with interest at 2.65% and 3.60%	91	-
Region Wallonne Term Loan, repayable based on % sales of selected ICOMS products	100	-
CBC Bank term loans, secured by assets of iCOMS to maximum of $77 (Euro 65); repayable in total monthly installment of $2.4, with interest from 2.05% to 2.37%	18	-
ING Bank term loans, secured by assets of iCOMS to maximum of $185 (157); repayable in total monthly installment of $4.5, with interest from 1.5% to 2.4%	41	-
Private loan, no fixed term of payment	195	-
Less current portion	45	-
	447	-
Finance Lease	54	-
	$501	$-

15. SHARE CAPITAL

a)   Authorized

Unlimited number of common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

34

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

b)   Issued and Outstanding

The issued and outstanding common shares of Quarterhill, along with equity instruments convertible into common shares, are as follows:

	September 30,	December31,
As at	2017	2016
Common shares	118,627,249	118,572,181
Securities convertible into common shares
Stock options	5,924,559	5,985,454
Deferred stock units (DSUs)	214,887	197,367
	124,766,695	124,755,002

As at September 30, 2017, no preferred shares or special preferred shares were issued or outstanding (December 31, 2016 – nil).

c)   Common Shares

	Number	Amount
December 31, 2015	120,842,448	$427,781

Issued on exercise of stock options	4,333	17
Transfer from additional paid-in capital on exercise of options	-	-
Issued on sale of shares under Employee Share Purchase Plan	38,900	35
Conversion of DSUs to common shares	53,300	116
Repurchased under normal course issuer bid	(2,398,500)	(8,501)
September 30, 2016	118,540,481	$419,448

December 31, 2016	118,572,181	$419,485

Issued as purchase consideration in Viziya acquisition	405,268	662
Issued on sale of shares under Employee Share Purchase Plan	29,500	33
Conversion of deferred stock units to common shares	-	-
Repurchased under normal course issuer bid	(379,700)	(1,342)
September 30, 2017	118,627,249	$418,838

The Company paid quarterly cash dividends as follows:

	2017				2016
		Per Share		Total		Per Share		Total
1st Quarter	Cdn	$0.0125	US	$1,129	Cdn	$0.0125	US	$1,091
2nd Quarter		0.0125		1,099		0.0125		1,151
3rd Quarter		0.0125		1,173		0.0125		1,153
	Cdn	0.0375	US	3,401	Cdn	0.0375	US	3,395

35

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company declared quarterly dividends as follows:

	2017		2016
1st Quarter	Cdn	$0.0125	Cdn	$0.0125
2nd Quarter	Cdn	$0.0125	Cdn	$0.0125
3rd Quarter	Cdn	$0.0125	Cdn	$0.0125

On February 10, 2016, the Company received regulatory approval to make a normal course issuer bid (the “2016 NCIB”) through the facilities of the TSX. Under the 2016 NCIB, the Company is permitted to purchase up to 11,762,446 common shares. The NCIB commenced on February 12, 2016 and expired on February 11, 2017. The Company repurchased 2,398,500 common shares under the 2016 NCIB during the nine months ended September 30, 2016, for a total cost of $4,225.

On February 10, 2017, the Company received regulatory approval to make a normal course issuer bid (the “2017 NCIB”) through the facilities of the TSX. Under the 2017 NCIB, the Company is permitted to purchase up to 4,000,000 common shares. The NCIB commenced on February 13, 2017 and will be completed on or before February 12, 2018. The Company repurchased 379,700 common shares under the 2017 NCIB during the nine months ended September 30, 2017, for a total cost of $552.

The Company records share repurchases as a reduction to shareholders’ equity. A portion of the purchase price of the repurchased shares is recorded as a decrease to additional paid-in capital when the price of the shares repurchased exceeds the average original price per share received from the issuance of Common Stock or an increase to additional paid-in capital when the prices of the shares repurchased is less than the average original price per share received from the issuance of Common Stock. During the three and nine months ended September 30, 2017, the cumulative price of the shares repurchased was less than the proceeds received from the issuance of the same number of shares. For the three and nine months ended September 30, 2017, $nil and $790 was recorded as an increase to additional paid-in capital respectively. During the three and nine months ended September 30, 2016, the cumulative price of the shares repurchased was less than the proceeds received from the issuance of the same number of shares. For the three and nine months ended September 30, 2016, $1,125 and $4,276 was recorded as an increase to additional paid-in capital respectively.

d)   Stock-Based Compensation

Quarterhill maintains an Option Plan, a Deferred Stock Unit (“DSU”) Plan, an Employee Stock Purchase Plan (“ESPP”) and a Restricted Share Unit (“RSU”) Plan for its directors, employees and consultants. The current RSU Plan calls for settlement only in cash. The Option Plan, the DSU Plan and the ESPP are considered “security based compensation arrangements” for the purposes of the TSX. The Company is authorized to issue up to an aggregate of 10% of its outstanding common shares under these “security based compensation arrangements”, with the common shares authorized for issuance under the DSU Plan limited to 430,000 and under the ESPP limited to 800,000. The options vest at various times ranging from immediate vesting on grant to vesting over a three to four year period. Options generally have a six year life.

During the nine months ended September 30, 2017, the Company granted two sets of performance-based options with grant date at fair value of CDN $1.060 and CDN $1.0175, respectively. These performance-based options will vest, if at all, over a three year period. Each tranche of options will vest if at any time

36

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

after the first, second and third years, certain specified share price targets are achieved for a period of at least 30 consecutive days.

The Company estimates the fair value of the performance based options using a Monte Carlo simulation model. The following assumptions were used during the nine months ended September 30:

		May Grant	June Grant
Number of options granted		1,498,982	650,000
Stock price	CDN	$2.11	$1.90
Implied volatility		55%	60%
Risk free rate		1.43%	1.40%

e)   Per Share Amounts

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	September 30,	December 31,
As at	2017	2016
Basic weighted average common shares outstanding	118,595,713	119,768,540
Effect of options	-	-
Diluted weighted average common shares outstanding	118,595,713	119,768,540

For the three and nine months ended September 30, 2017, the effect of stock options totaling 5,924,559 and 5,006,628 were anti-dilutive (three and nine months ended September 30, 2016 – 7,151,053 and 7,151,053, respectively).

16.  COMMITMENTS AND CONTINGENCIES

a)   Operating Leases

The Company has lease agreements for office space and equipment with terms extending to 2023. The aggregate minimum annual lease payments under these agreements are as follows:

Amount
Balance of 2017	$311
2018	1,158
2019	1,089
2020	958
2021	931
2022	850
2023 and thereafter	519
$5,816

b)   Contingent Considerations

In connection with the acquisition of VIZIYA on May 4, 2017, the Company has agreed to future additional payments to the former owners of VIZIYA, based on future earnings targets (as defined in the purchase agreements) generated as a result of operations of VIZIYA. An estimated fair value of the contingent consideration is determined at $6,450 using the most recent information as at May 4, 2017. The estimate has been calculated using the Monte Carlo simulations model. Changes made to the estimated

37

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

fair value of contingent consideration in future periods will be included in special charges in the consolidated statements of operations.

17. TAXES

The reconciliation of the expected provision for income tax expense to the actual provision for income tax expense reported in the condensed consolidated interim statements of operations for the quarters ended September 30, 2017 is as follows:

	September 30,	December 31,
	2017	2016
Income (loss) before income taxes	$25,616	$7,102
Expected income tax expense at Canadian statutory income tax rate of 26.5% (2016 - 26.5%)	6,788	1,882
Permanent differences	(213)	51
Foreign withholding taxes paid	234	1,902
Foreign rate differential	343	(563)
Change in valuation allowance	(4,130)	2,214
Other	3	(151)
Income tax expense	$3,025	$5,335

	September 30,	December31,
	2017	2016
Income (loss) from continuing operations before income taxes:
Canadian	37,089	12,663
Foreign	(11,473)	(5,561)

Current income tax expense
Canadian	6,459	1,925
Foreign	424	1,935

Deferred income tax expense (recovery)
Canadian	(3,096)	1,474
Foreign	(762)	-

38

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	September 30,	December 31,
	2017	2016
Deferred tax assets
Difference between tax and book value of capital and intangible assets	$4,520	$306
Investments	155	-
Tax loss carryforwards	14,589	24,096
Difference between tax and book value of loan receivable	17	14
Accrued liabilities and reserves	680	489
Scientific research and experimental development ("SR&ED") carryforwards	5,926	5,051
Investment tax credits	4,764	4,151
Unrealized foreign exchange loss	-	-
Other	-	-
Deferred tax assets, gross	30,651	34,107
Valuation allowance	(17,256)	(19,308)
Deferred tax assets, net	13,395	14,799
Deferred tax liabilities
Difference between tax and book value of capital and intangible assets	(3,696)	-
Difference between tax and book value of patent finance obligations	(35)	(153)
Deferred tax liabilities	(3,731)	(153)
Total deferred tax assets, net	$9,664	$14,646

Management has assigned probabilities to the Company’s expected future taxable income based on significant risk factors, sensitivity analysis and timing of non-capital tax losses. The amount of the deferred income tax asset considered realizable could change materially in the near term, based on future taxable income during the carryforward period. The valuation allowance consists of $2,630 in Canada, $503 in Ireland, $12,826 in the U.S. and $1,297 in India.

39

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

As at September 30, 2017, the Company had unused non-capital tax losses of approximately $44,015 (2016 - $71,999) that are due to expire as follows:

Expiry	SRED pool	Canadian tax losses	US tax losses	Other jurisdictions	Consolidated tax losses
2019	$-	$-	$-	$-	$-
2020	-	-	-	-	-
2021	-	-	203	-	203
2022	-	-	603	-	603
2023	-	-	616	-	616
2024	-	-	-	-	-
2025	-	-	-	-	-
2026	-	-	-	-	-
2027	-	-	1	-	1
2028	-	-	-	-	-
2029	-	-	9	-	9
2030	-	-	414	66	480
2031	-	-	3,026	2,569	5,595
2032	-	-	1,975	276	2,251
2033	-	3,930	880	322	5,132
2034	-	1,062	3,877	31	4,970
2035	-	1,133	4,356	498	5,987
2036	-	3,193	1,252	283	4,728
2037	-	13	7,967	4,189	12,169
Indefinite	22,128	-	-	1,271	1,271
	$22,128	$9,331	$25,179	$9,505	$44,015

The Company also has investment tax credits of $6,359 that expire in various amounts from 2017 to 2032. Investment tax credits, which are earned as a result of qualifying SR&ED expenditures, are recognized and applied to reduce income tax expense in the year in which the expenditures are made and their realization is reasonably assured.

The Company had no uncertain income tax positions for the quarter ended September 30, 2017

18.  SEGMENT REPORTING

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the chief operating decision maker (“CODM”) for making decisions and assessing performance as a source of the Company’s reportable operating segments. During the nine months ended September 30, 2017, the Company acquired new businesses and, as a result, the CODM, who is the Interim Chief Executive Officer of the Company, began making decisions and assessing the performance of the Company using three operating segments comprised of these reporting units, whereas the Company was previously a single operating segment.

Technology – The Technology segment includes companies that count technology licensing as their principal business activity. Current patent portfolios held by this segment include patents relating to 3D television technologies, automotive headlight assemblies, phased loop semiconductor technology,

40

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging technologies, medical, industrial and automotive applications, computer gaming, medical stent technologies, intelligent personal assistant technologies, CMOS image sensors, enhanced image processing, streaming video technologies, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies.

Mobility – The Mobility segment includes companies providing systems and services focused on the interconnection of devices for mobile applications. The first investment in this segment is IRD, one of the world’s leading providers of integrated systems and solutions for the global ITS industry. The ITS industry is focused on improving the mobility, enhancing the safety, increasing the efficiency and reducing the environmental impact of highway and roadway transportation systems. IRD has a network of direct and independent operations and relationships in strategic geographic regions to identify and pursue ITS opportunities around the world.

Factory – The Company considers businesses focused on operations optimization, predictive maintenance, inventory optimization and health and safety in production environments as operating in a “factory” environment and classifies its related investments in the Factory segment. The Company’s first investment in this segment is VIZIYA based in Hamilton, Canada, a software company providing Enterprise Asset Management (“EAM”) software solutions to asset intensive industries worldwide through its presence in Australia, Europe, the Middle East and South Africa. VIZIYA has created software solutions that enhance each step of a customer’s work management process, to help customers measure the results of their initiatives, particularly focused on asset criticality, urgency, and compliance to ensure customers implement their asset strategies.

Segment revenues and profitability for the nine months ended September 30, 2017 are as follows. The eliminations include inter-segment eliminations, including management fees and other fees.

41

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

	For the nine months ended September 30, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$92,218	$16,203	$3,665	$-	$112,086
Cost of revenues (excluding depreciation and amortization)	23,644	10,800	896	-	35,340
	68,574	5,403	2,769	-	76,746
Selling, general and administrative	5,484	3,502	1,781	2,350	13,117
Research and development	-	1,161	999	-	2,160
Depreciation of property, plant and equipment (Note 8)	261	493	62	1	817
Amortization of intangibles (Note 9)	16,097	1,308	1,262	-	18,667
Loss on disposal of intangibles	15,190	-	-	-	15,190
Special charges	-	-	-	1,512	1,512
Results from operations	31,542	(1,061)	(1,335)	(3,863)	25,283
Finance income	(467)	(1)	-	(77)	(545)
Finance expense	926	54	6	(2)	984
Foreign exchange loss (gain)	(516)	695	43	(694)	(472)
Other expense (income)	-	(300)	-	-	(300)
Income (loss) before taxes	31,599	(1,509)	(1,384)	(3,090)	25,616
Current income tax expense	6,516	333	34	-	6,883
Deferred income tax expense (recovery)	(7,869)	(920)	(485)	5,416	(3,858)
Income tax expense (recovery)	(1,353)	(587)	(451)	5,416	3,025
Net income (loss)	$32,952	$(922)	$(933)	$(8,506)	$22,591

Segment revenues and profitability for the nine months ended September 30, 2016 are as follows. The Company was previously a single operating segment.

For the nine months ended,
September 30, 2016
Revenues	$62,690
Cost of revenues (excluding depreciation and amortization)	19,661
43,029
Selling, general and administrative	6,986
Depreciation of property, plant and equipment	317
Amortization of intangibles	26,616
Results from operations	9,110
Finance income	(376)
Foreign exchange (gain)	(199)
Income before taxes	9,685
Current income tax expense	4,888
Deferred income tax expense	2,372
Income tax expense	7,260
Net income	$2,425

Segment revenues and profitability for the three months ended September 30, 2017 are as follows. The eliminations include inter-segment eliminations, including management fees and other fees.

42

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

	For the three months ended September 30, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$72,592	$11,555	$1,750	$-	$85,897
Cost of revenues (excluding depreciation and amortization)	9,882	8,048	495	-	18,425
	62,710	3,507	1,255	-	67,472
Selling, general and administrative	1,310	2,530	905	1,756	6,501
Research and development	-	853	639	-	1,492
Depreciation of property, plant and equipment (Note 8)	82	445	28	1	556
Amortization of intangibles (Note 9)	5,473	1,072	791	-	7,336
Loss on disposal of intangibles	15,190	-	-	-	15,190
Special charges	-	-	-	218	218
Results from operations	40,655	(1,393)	(1,108)	(1,975)	36,179
Finance income	(76)	(1)	-	(16)	(93)
Finance expense	926	43	3	(2)	970
Foreign exchange loss (gain)	(131)	409	2	(41)	239
Other expense (income)	-	(231)	-	-	(231)
Income (loss) before taxes	39,936	(1,613)	(1,113)	(1,916)	35,294
Current income tax expense (recovery)	5,082	232	(5)	-	5,309
Deferred income tax expense (recovery)	(5,369)	(858)	(291)	10,292	3,774
Income tax expense (recovery)	(287)	(626)	(296)	10,292	9,083
Net income (loss)	$40,223	$(987)	$(817)	$(12,208)	$26,211

Segment revenues and profitability for the three months ended September 30, 2016 are as follows. The Company was previously a single operating segment.

For the three months ended,
September 30, 2016
Revenues	$16,569
Cost of revenues (excluding depreciation and amortization)	5,398
11,171
Selling, general and administrative	1,800
Depreciation of property, plant and equipment	104
Amortization of intangibles	6,744
Results from operations	2,523
Finance income	(138)
Foreign exchange loss	78
Income before taxes	2,583
Current income tax expense	1,028
Deferred income tax expense	898
Income tax expense	1,926
Net income	$657

43

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Segment assets as at September 30, 2017 and December 31, 2016 are as follows:

As at	September 30, 2017	December 31, 2016
Technology	$195,708	$268,337
Mobility	72,049	-
Factory	32,312	-
Total segment assets	300,069	268,337
Total corporate assets	23,862	14,646
Total assets	$323,931	$282,983

Revenue by category for the three months and nine months periods ending 2016 and 2017 are as follows:

	Three months ended, September 30, 2017	Three months ended, September 30, 2016	Nine months ended, September 30, 2017	Nine months ended, September 30, 2016
License	$72,158	$16,569	$91,470	$62,690
Systems	6,759	-	9,826	-
Services	780	-	1,494	-
Recurring	6,200	-	9,296	-
Total revenue	$85,897	$16,569	$112,086	$62,690

44

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Geographic Information

United Kingdom and Sweden represent the revenues in the continent of Europe. China, Hong Kong, Japan, Korea, Singapore and Taiwan represent the revenues in the continent of Asia.

	Three months ended, September 30, 2017	Three months ended, September 30, 2016	Nine months ended, September 30, 2017	Nine months ended, September 30, 2016
Revenues
United States	$11,822	$6,385	$27,081	$22,063
Canada	527	2	766	9
Europe	1,422	1,077	2,822	2,991
India	49	-	71	-
Mexico	142	-	157	-
Chile	1,266	-	1,584	-
Asia	70,089	8,950	78,698	32,449
Cayman Islands	-	-	-	5,000
Rest of the world	580	155	907	178
Total revenue	$85,897	$16,569	$112,086	$62,690

As at	September 30, 2017	December 31, 2016
Non-current assets
United States	$38,932	$41,146
Canada	159,971	110,714
Europe	1,150	-
Mexico	1	-
Chile	313	-
Total non-current assets	$200,367	$151,860

Major Customers

A major customer is defined as an external customer whose transactions with the Company amount to 10% or more of the Company’s annual revenues. During the nine months ended September 30, 2017, there was one major customers identified (2016: three).

19.  FINANCIAL RISK MANAGEMENT

Credit Risk

Credit risk is the risk of financial loss to the Company if a licensee or counter-party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, loan receivable, and foreign exchange forward contracts.

45

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company’s cash and cash equivalents, and short-term investments consist primarily of deposit investments that are held primarily with Canadian chartered banks. Management does not expect any counter-parties to fail to meet their obligations.

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

The Company’s exposure to credit risk with its accounts receivable from customers are influenced mainly by the individual characteristics of each customer. The Company’s customers are for the most part, large multinational companies or government organizations which do not have a history of non-payment. Credit risk from accounts receivable encompasses the default risk of the Company’s customers. Prior to entering into transactions with new customers, the Company assesses the risk of default associated with the particular customer. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue. The Company has had no significant bad debts for any periods presented.

One customer individually accounted for 66.2% of revenue for the nine months ended September 30, 2017 (for the nine months ended September 30, 2016 – three customers individually accounted for 15.2%, 15.1% and 12.6%, respectively). Management does not believe that there is significant credit risk arising from any of the Company’s customers for which revenue has been recognized. However, should one of the Company’s major customers be unable to settle amounts due, there would be an impact on the results of the Company. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2017, a customer individually accounted for 82% of the account receivable balance outstanding.  As at September 30, 2016, a customer individually accounted for 16.9% of the account receivable balance outstanding.

The following table provides an aging analysis of trade accounts receivable. The age of an invoice does not necessarily indicate an account is past due as many contracts for system revenue require the successful completion of system testing and acceptance.

	September 30,	December31,
As at	2017	2016
Current	$60,962	$20,311
1 - 30 days	2,138	19
31 - 60 days	902	7
61 - 90 days	216	-
91 days and over	2,225	158
Less allowance for doubtful accounts	(141)	(138)
	$66,302	$20,357

None of the amounts outstanding have been challenged by the respective counterparties and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being

46

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

past due, contact is made with the respective Company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At September 30, 2017, the Company had a provision for doubtful accounts of $141 (December 31, 2016 - $138) which was made against accounts receivable where collection efforts to date have been unsuccessful.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At September 30, 2017, the Company had cash and cash equivalents and short-term investments of $37,059, accounts receivable of $66,302 and various credit facilities as outlined in note 13 available to meet its obligations. In addition, EDC has provided a guarantee to IRD’s additional credit facility of $2 million for the support of performance guarantees provided by IRD’s subsidiaries. At September 30, 2017 performance guarantees totaling $31 were outstanding under this credit facility.

Market Risk

Market risk is the risk to the Company that the fair value of future cash flows from its financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

Interest Rate Risk

The financial instruments that expose the Company to interest rate risk are its cash and cash equivalents, short-term investments, bank indebtedness and long-term debt. The Company’s objectives of managing its cash and cash equivalents and short-term investments are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company’s banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, the Company only places investments with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice. A one percent increase/decrease in interest rates would not have resulted in a material increase/ decrease in interest income/ expense during the three and nine months ended September 30, 2017.

Currency Risk

A portion of Quarterhill’s revenues and operating expenses are denominated in Canadian dollars, Indian rupee, Chilean peso, Mexican peso and Chinese Yuan. Because the Company reports its results of operations in U.S. dollars, Quarterhill’s operating results are subject to changes in the exchange rate of the foreign currencies (primarily Canadian dollar) relative to the U.S. dollar. Any decrease in the value of the Canadian dollar relative to the U.S. dollar has an unfavorable impact on Canadian dollar denominated revenues and a favorable impact on Canadian dollar denominated operating expenses. Approximately 9% of the Company’s cash and cash equivalents and short-term investments are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the U.S. dollar.

47

Quarterhill Inc.

NOTES TO Condensed CONSOLIDATED Interim FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The following table illustrates the Company’s exposure to exchange risk and the pre-tax effects on earnings and other comprehensive income (OCI) of a 5% decrease in the U.S. dollar in comparison to other relevant foreign currency. This analysis assumes all other variables remain constant.

	Foreign Currency Exposure	Foreign Currency exchange risk 5% decrease in USD
	September 30, 2017	Income	OCI
Net asset:
Canadian dollar	(8,776)	(204)	(235)
Indian rupee	889	7	37
Chilean peso	489	-	24
Euro	(463)	(1)	(22)
Chinese Yuan	3,325	-	166

The Company may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into foreign exchange forward contracts and engaging in other hedging strategies. To the extent that Quarterhill engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

The Company’s objective in obtaining foreign exchange forward contracts is to manage its risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars. The Company does not use foreign exchange forward contracts for speculative or trading purposes.

48